UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Akeena Solar, Inc.
_____
(Name of Issuer)

Common Stock, $.001 par value
_____
(Title of Class of Securities)

009720103
_____
(CUSIP Number)

December 31, 2007
_____
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 009720103

1.	NAMES OF REPORTING PERSONS BB Trust dated February 21, 2003		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		**(a)** ☐ **(b)** ☒
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**5.**	SOLE VOTING POWER 1,390,237 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 1,390,237 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,237 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (2)		
12.	TYPE OF REPORTING PERSON OO (Trust)		

(1) Includes 283,944 shares of Common Stock issuable upon exercise of Class A Warrants held directly by BB Trust.

(2) Based on 28,065,501 shares of the Issuer's Common Stock outstanding as of December 28, 2007, as reported in the Issuer's final prospectus dated January 18, 2008, filed pursuant to Rule 424(b)(3) on January 18, 2008, plus the shares issuable to the reporting person upon exercise of the Class A Warrants described in footnote (1).

CUSIP NO. 009720103

1.	NAMES OF REPORTING PERSONS The Westly Foundation	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY	
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 66,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 66,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,500	
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (1)	
12.	TYPE OF REPORTING PERSON OO (Foundation)	

(1) Based on 28,065,501 shares of the Issuer's Common Stock outstanding as of December 28, 2007, as reported in the Issuer's final prospectus dated January 18, 2008, filed pursuant to Rule 424(b)(3) on January 18, 2008.

Note: this statement is being filed as an amendment to the Schedule 13G originally filed jointly by: (1) The Westly Group, LLC, a California limited liability company; (2) the BB Trust, a California revocable trust dated February 21, 2003; and (3) Steve Westly, a natural person whose principal occupation is Chief Executive Officer of The Westly Group. The Westly Group and Mr. Westly no longer hold any shares of the Issuer, and are no longer included as filing persons for purposes of this Schedule 13G. The Westly Foundation has received by gift certain shares previously held by the BB Trust, and has been added as a filing person in this statement, as amended.

Item 1.

      (a)   **Name of Issuer:**

      Akeena Solar, Inc.

      (b)   **Address of Issuer's Principal Executive Offices:**

      605 University Ave
      Los Gatos, CA 95032

Item 2.

      (a)   **Name of Person Filing:**

      This statement is being filed jointly by: (1) the BB Trust, a California revocable trust dated February 21, 2003; and (3) The Westly Foundation, a California corporation. The BB Trust and The Westly Foundation are collectively identified herein as the "Reporting Persons." This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by the BB Trust and The Westly Foundation.

      (b)   **Address of Principal Business Office or, if None, Residence:**

      The address and principal place of business of the BB Trust is 1500 E. Hamilton Avenue, Campbell, CA 95008. The address and principal place of business of The Westly Foundation is 1377 Eaton Avenue, San Carlos, CA 94070.

      (c)   **Citizenship:**

      Each of the Reporting Persons is an entity organized under the laws of California.

      (d)   **Title of Class of Securities:**

      Common Stock, par value $.001 per share.

      (e)   **CUSIP Number:**

      009720103

Item 3. **If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. **Ownership.**

(a) Amount beneficially owned:

BB Trust:	1,390,237 (1)(2)
The Westly Foundation:	66,500

(b) Percent of class:

BB Trust:	4.9% (3)
The Westly Foundation:	0.2% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

BB Trust:	1,390,227 (1)(2)
The Westly Foundation:	66,500

(ii) Shared power to vote or to direct the vote:

n/a

(iii) Sole power to dispose or to direct the disposition of:

BB Trust:	1,390,237 (1)(2)

| The Westly Foundation: | 66,500 |

    (iv)   shared power to dispose or to direct the disposition of:

    n/a

(1) Includes 283,944 shares of Common Stock issuable upon exercise of Class A Warrants held directly by BB Trust.

(2) Mr. Steve Westly is the grantor of the BB Trust, which is a revocable trust. Mr. Westly may be deemed indirectly to have voting and investment power over the shares of the Issuer held directly by that trust.

(3) Calculations are based on (i) 28,065,501 shares of the Issuer's Common Stock outstanding as of December 28, 2007, as reported in the Issuer's final prospectus dated January 18, 2008, filed pursuant to Rule 424(b)(3) on January 18, 2008, plus (ii) the shares issuable to the reporting person upon exercise of the Class A Warrants described in footnote (1)..

Item 5.   **Ownership of Five Percent or Less of a Class.**

Not applicable.

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**

Not applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.**

Not applicable.

Item 8.   **Identification and Classification of Members of the Group.**

See Exhibit 99.1. The filing persons disclaim that they are a "group."

Item 9.   **Notice of Dissolution of Group.**

Not applicable.

Item 10.   **Certification.**

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

BB TRUST DATED FEBRUARY 21, 2003

By: /S/ RICHARD ROCK
     RICHARD ROCK, TRUSTEE

THE WESTLY FOUNDATION

BY: /S/ RICHARD ROCK
     RICHARD ROCK, EXECUTIVE
     DIRECTOR

EXHIBITS

99.1 Joint Filing Agreement

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2008

BB TRUST DATED FEBRUARY 21, 2003

By: /S/ RICHARD ROCK
        RICHARD ROCK, TRUSTEE

THE WESTLY FOUNDATION

BY: /S/ RICHARD ROCK
        RICHARD ROCK, EXECUTIVE
        DIRECTOR